UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.) *

                                SKLAR CORPORATION
                                (Name of Issuer)

               COMMON STOCK, $0.10 par value, Series A Convertible
                        Preferred Stock, $0.10 par value
                         (Title of Class of Securities)

                                    58405330
                                 (CUSIP Number)

  Bari Krein, Esquire 2500 One Liberty Place, Philadelphia, Pennsylvania 19103
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO.  58403300                                          Page  1 of 4 Pages
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1         NAME OF REPORTING PERSON      Michael Viner
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
                                     SC, OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) |_|
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6         CITIZENSHIP OR PLACE OF ORIGINATION
                                    United States of America
--------------------------------------------------------------------------------


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      NUMBER OF        7         SOLE VOTING POWER
       SHARES                    50,000 shares of Common Stock
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8         SHARED VOTING POWER
       EACH                        None.
     REPORTING         ---------------------------------------------------------
      PERSON           9         SOLE DISPOSITIVE POWER
       WITH                      50,000 shares of Common Stock
                       ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                     None.
--------------------------------------------------------------------------------
11      AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        50,000 shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.7% of Common Stock
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                                       IN
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

                                          SCHEDULE 13D
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CUSIP NO.  58403300                                          Page  2 of 4 Pages
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               Item 1.     Security and Issuer.

                  This  Schedule  13D report  relates to the Common  Stock,  par value $.10 per share of Sklar Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 889 South Matlack Street, West Chester, Pennsylvania, 19382.

               Item 2.     Identity and Background.

                  (a)  This statement is filed by Michael Viner.

                  (b) His address is 425 Homestead Road, Wilmington, DE 19805.

                  (c) Michael  Viner  ("Viner")  was retained by the Issuer as a consultant in September, 1995. As of Janurary 1, 1999, Viner will become a Vice President of the Issuer. The Issuer is engaged in the business of importing and distributing surgical, dental and veterinary hand held precision stainless steel instruments. The principle business address of the Issuer is as set forth in Item 1.

                  (d) Viner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Viner has not been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Viner is a citizen of the United States of America.

               Item 3.     Source and Amount of Funds or Other Consideration.
                  The Issuer granted Viner such securities as an inducement for him to become an employee of the Issuer.

                                          SCHEDULE 13D
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CUSIP NO.  58403300                                          Page  3 of 4 Pages
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               Item 4.     Purpose of Transaction.

                  The shares of Common Stock of the Issuer were granted to Viner as an inducement for him to become an employee of the Issuer. Viner plans to retain the shares of Common Stock for investment purposes.
                  Except  as set  forth in this  Item,  at the time of the grant
               Viner did not have any plans or proposals which relate to or would result in; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount to assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the Issuer's business or corporate structure; causing the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system or to cease to be registered under Section 12(g) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.
                  Notwithstanding the forgoing,  Viner is currently aware of the
               Issuer's intent to cause its Common Stock to cease to be registered under Section 12(g) of the Securities and Exchange Act of 1934.

               Item 5.     Interest in Securities of the Issuer.

                  (a) Viner is presently the  beneficial  owner of 50,000 shares of Common Stock of the Issuer; which represents approximately 6.7% of the Issuer's 744,423 shares of issued and outstanding Common Stock.

                  (b) Viner has the sole  power to vote or to direct the vote of the 50,000 shares of Common Stock referred to in Item 5(a) above, and has the sole power to dispose or direct the disposition of such shares.

                                          SCHEDULE 13D
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CUSIP NO.  58403300                                         Page  4 of 4 Pages
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                  (c) Transactions by Viner were as follows:

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Date                 Class of Shares    Amount of Shares     Price Per Share
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June 18, 1998        Common Stock       50,000               ------

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               Item 6.     Contract, Arrangements, Understanding or Relations
                           with Respect to the Securities of the Issuer

               None.

               Item 7.     Materials to be Filed as Exhibits

               None.

                                    SIGNATURE

                  After  reasonable  inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

               DATED:      December 21, 1998.


                                                  /s/  Michael Viner
                                                  ------------------